OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genesis Energy, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
371927104
(CUSIP Number)
November 17, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS: Swank Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,424,060

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,424,060

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,424,060

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT **SEE ITEM 4(b).

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS: Swank Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,424,060

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,424,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,424,060

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT **SEE ITEM 4(b).

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS: Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,424,060

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,424,060

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,424,060

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT **SEE ITEM 4(b).

SCHEDULE 13G
     This Amendment No. 1 to Schedule 13G (this “Schedule 13G/A”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, L.P., a Texas limited partnership (“Swank Advisors”), and Mr. Jerry V. Swank (together with “Swank Capital” and “Swank Advisors,” the “Reporting Persons”), relating to common units representing limited partner interests (the “Common Units”) of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”). Swank Capital serves as the general partner of Swank Advisors, and Mr. Swank serves as the principal of Swank Capital and Swank Advisors
     This Schedule 13G/A relates to Common Units of the Issuer beneficially owned by the Reporting Persons through the accounts of The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”), Swank MLP Convergence Fund, LP, a Texas limited partnership (the “Convergence Fund”), The Cushing GP Strategies Fund, L.P., a Delaware limited partnership (the “GP Strategies Fund”), and an account managed by Swank Advisors (the “Managed Account”, and together with the Cushing Fund, the Convergence Fund, the GP Strategies Fund, the “Swank Accounts”). Swank Advisors (i) serves as the general partner and investment manager of the Cushing Fund and the Convergence Fund, (ii) serves as the managing member of the entity that controls the general partner and the investment manager of the GP Strategies Fund, and (iii) serves as the investment manager of the Managed Account. Swank Advisors may direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts. Swank Capital, as the general partner of Swank Advisors, may direct Swank Advisors to direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts. As the principal of Swank Capital, Mr. Swank, may direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts.

Item 1(a)	Name of Issuer.

Genesis Energy, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Dallas, Suite 2500 Houston, TX 77002

Item 2(a)	Name of Person Filing.

Swank Capital, L.L.C. (“Swank Capital”), Swank Energy Income Advisors, L.P. (“Swank Advisors”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3300 Oak Lawn Ave., Suite 650 Dallas, Texas 75219

Item 2(c)	Citizenship or Place of Organization.

Swank Capital is a limited liability company organized under the laws of the State of Texas. Swank Advisors is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Swank Advisors, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common units representing limited partner interests (the “Common Units”).

Item 2(e)	CUSIP Number.

371927104

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

	(a)	Swank Capital, Swank Advisors, and Mr. Swank are the beneficial owners of 1,424,060 Common Units.

	(b)	Swank Capital, Swank Advisors, and Mr. Swank are the beneficial owners of 10.3% of the outstanding Common Units. This percentage is determined by dividing 1,424,060 by 13,784,441, the number of Common Units issued and outstanding as of November 6, 2006, as reported in the Issuer’s most recent Form 10-Q filed November 8, 2006.

	(c)	Swank Advisors may direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts. Swank Capital, as the general partner of Swank Advisors may direct it to direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and/or disposition of the 1,424,060 Common Units held by the Swank Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated November 29, 2006, among Swank Capital, Swank Advisors, and Mr. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006

SWANK CAPITAL, L.L.C.

	By:	/s/ Jerry V. Swank

Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, L.L.C., its general partner

	By:	/s/ Jerry V. Swank

Jerry V. Swank Managing Member

/s/ Jerry V. Swank

Jerry V. Swank